SECURIT 10029692

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A B Wong Capital llc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10Catherine Slip 15h
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alice Boote (212)-480-2127
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei,Wei & CO. Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue (Address) Flushing (City) New York (State) 11354 (Zip Code)

CHECK ONE:

x☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

AB 3/15

OATH OR AFFIRMATION

I, ___Alice Boote______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____A B Wong Capital llc______________________________ of ___Dec 31______________________, 2009____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

State of New York
County of New York
Sworn to before me on 22 day of FEBRUARY 20 10

Notary Public

Signature

_Managing Director_______________
Title

JACK CHOW
Notary Public - State of New York
No. 01CH6015416
Qualified in New York County
Commission Expires October 26, 2010

JACK CHOW NOTARY PUBLIC STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AB WONG CAPITAL, LLC

(A Company in the Development Stage)

Financial Statements and Supplemental Schedules

December 31, 2009

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control Required by Rule 17a-5)

AB WONG CAPITAL, LLC

(A Company in the Development Stage)

December 31, 2009

INDEX

	PAGE
INDEPENDENT AUDITOR'S REPORT	1-2
STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY	3
STATEMENTS OF INCOME AND EXPENSES	4
STATEMENT OF CHANGES IN MEMBERS' EQUITY	5
STATEMENTS OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7-11
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	13
SCHEDULE II – RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION	14
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REOUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	15
SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS	16-19

WEI, WEI & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS-A LIMITED LIABILITY PAPRTNERSHIP.

133-12 39th Ave. 1st FL, FLUSHING, NY 11354

TEL (718)445-0753, FAX (718)359-7830

INDEPENDENT AUDITOR'S REPORT

To the Members of
AB Wong Capital, LLC

We have audited the accompanying statement of assets, liabilities and members' equity of AB Wong Capital, LLC (a Company in the Development Stage) as of December 31, 2009 and the related statements of income and expenses, changes in members' equity and cash flows for the year then ended and the period November 7, 2002 (inception) to December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility if to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AB Wong Capital, LLC (A Company in the Development Stage) at December 31, 2009 and the results of its operations and cash flows for the year then ended and the period November 7, 2002 (inception) to December31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has recurring losses, limited revenues and limited operations to date, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taker as a whole.

Wei, Wei & Co., LLP

WEI, WEI & CO., LLP
Flushing, New York
February 23, 2010

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY
DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	27,152
Fixed Assets(net of accumulated depreciation of $29289)		933
Deposit with clearing broker (cash)		15,384
Receivable from clearing broker		3,510
Security Deposits		1,905
Prepaid Expenses		983
Securities Owned. At market		2,973
TOTAL ASSETS	$	52,840
LIABILITIES AND MEMBERS'EQUITY		
Accounts Payable and Accrued Expenses	$	599
Loan Payable		27,496
TOTAL LIABILITIES		28,095
MEMBERS'EQUITY		24,745
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	52,840

The accompanying notes are an integral part of these financial statements.

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENTS OF INCOME AND EXPENSES
FOR THE PERIOD NOVEMBER 7, 2002(INCEPTION) TO DECEMBER 31,2009 AND FOR THE YEAR ENDED DECEMBER 31, 2009

	Year Ended December 31 2009	November 7, 2002 (inception) to December 31, 2009
Revenues:		
Interest	$ -	$ 316
Commissions	-	60,611
Unrealized loss on securities	(733)	(2,788)
Other	600	42,784
Total Income	(133)	100,923
Expenses:		
Rent	1,870	108,303
Clearing broker fees	595	40,989
Quotation fees	3,133	3,133
Communications	3,890	68,456
Professional fees	3,017	71,577
Depreciation and Amortization	1,508	29,288
Regulatory fees	2,286	28,936
Office supplies and expenses	1,104	24,362
Employee compensation	1,124	50,481
Travel and entertainment	-	4,019
Bad Debts	3,510	3,510
Miscellaneous	2,603	20,979
Total Expenses	24,640	454,033
Net loss	$ (24,773)	$ (353,110)

The accompanying notes are an integral part of these financial statements.

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD NOVEMBER 7,2002 (INCEPTION) TO DECEMBER 31,2009

Members' equity at November 7, 2002 (Inception)	$ -
Members' equity at December 31, 2002	-
Capital contributions	94,080
Net loss - 2003	(51,057)
Members' equity at December 31,2003	43,023
Capital contributions	110,000
Net loss - 2004	(102,488)
Members' equity at December 31, 2004	50,535
Capital contributions	85,000
Distribution	(609)
Net loss - 2005	(75,579)
Members' equity at December 31, 2005	59,347
Capital contributions	55,016
Distribution	(2,837)
Net loss - 2006	(51,972)
Members' equity at December 31, 2006	59,554
Net loss - 2007	(6,452)
Members' equity at December 31 , 2007	53,102
Net loss-2008	(40,789)
Capital contributions	29,205
Members' equity at December 31,2008	41,518
Net loss - 2009	(24,773)
Capital contributions	8,000
Members' equity at Cecember 31, 2009	$ 24,745

The accompanying notes are an integral part of these financial statements.

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENTS OF CASH FLOWS

FOR THE PERIOD NOVEMBER 7, 2002(INCEPTION) TO DECEMBER 31, 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2009

Increase (Decrease) in cash

	Year Ended December 31, 2009	November 7, 2002(inception) to December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (24,773)	(353,110)
Adjustments to reconcile net loss to net cash and cash equivalents		
Provided (used) by operatins activities:		
Depreciation and amortization	1,508	29,288
Unrealized loss on securities		(1,663)
Changes in operating assets and liabilities:		
Clearing deposit at broker	4,615	(5,385)
Receivable from clearing broker	3,510	(13,509)
Security deposits	1,870	(1,905)
Prepaid expenses	258	(984)
Securities owned at market	733	4,451
Payable to clearing broker	-	-
Accounts payable and accrued expenses	16,070	28,096
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	3,791	(314,721)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(30,222)
Investment in securities	-	(5,760)
CASH USED BY INVESTING ACTIVITIES		(35,982)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	8,000	381,301
Distributions	-	(3,446)
CASH PROVIDED BY FINANCING ACTIVITIES	8,000	377,855
NET INCREASE IN CASH	11,791	27,152
Cash and cash equivalents - Beginning of year	15,361	-
Cash and cash equivalents - End of year	$ 27,152	27,152
Interest paid	$ 645	1,923
Taxes paid	$ -	1,850

The accompanying notes are an integral part of these financial statements.

AB WONG CAPITAL, LLC

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

AB Wong Capital, LLC, a New York limited liability company (the "Company") was set up in the State of New York on January 1st, 2003. The company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") in September 2003.

Since November 7, 2002 (Inception) the Company has been in the development stage.

Going Concern Consideration

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses and limited revenues. The Company reported a loss of $24,773 for the year ended December 31, 2009 and has lost $353,110 since inception and to date has been in limited operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Since 2007, management of the Company has been trying to build the business through investment banking and increased commission business. Additionally, management plans to contribute capital as required. There can be no assurance that management's plans, as described above, will be realized. If the Company is unable to generate sufficient revenues or raise sufficient additional capital, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of

the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses will be recorded on the books on a trade date basis.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of five to seven years. Software is depreciated over 5 years. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Depreciation and amortization expenses charged to operations for the year ended December 31, 2009 was $ 1,508.

Fair Value of Financial Instruments

The carrying value of financial instruments including the accounts receivable, accounts payable and accrued expenses, and a short-term revolving line of credit with HSBC, approximates their fair value due to the relatively short-term nature of these instruments.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No.130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – INCOME TAXES

This Company is a limited liability company. No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a lease agreement for office space which had expired in January 2009. During 2009 the Company paid $1,870 in rent expense.

NOTE 5- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2009, consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 15,384	$ -
Receivable from clearing broker	3,510	-
Payable to clearing broker	-	-
	$ 18,894	$ -

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $16,731 which was $11,731 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.68 to 1.

NOTE 7-CLEARING AGREEMENT

In July 2008 the Company entered into a clearing agreement with a clearing broker dealer. The clearing agreement was funded with a $15,000 deposit during July 2008. Pursuant to the clearance agreement the Company will clear all of its securities transactions through the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company.

NOTE 8- OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities will involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 – FOCUS REPORT

The Company reported its commission income on its quarterly FOCUS reports net of clearing charges. The audited financials report the commissions and clearing charges separately.

NOTE 10 – GUARANTEES

FASB Interpretation No.45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate,

security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts tat contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as will as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses In connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:			
Members' equity		$	24,745
Less non-allowable assets and deductions			
Accounts Receivable	(3,510)		
Security Deposits	(1,905)		
Prepaid expenses	(984)		
Petty cash	(211)		
Clearing Deposit	(958)		
			(7,568)
NET CAPITAL, before haircuts			17,177
Haircuts on securities positions			446
NET CAPITAL		$	16,731
AGGREGATE INDEBTEDNESS, total liabilities		$	28,095
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness		$	1,874
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	5,000
MINIMUM NET CAPITAL REQUIRED		$	5,000
EXCESS NET CAPITAL($16,731-$5,000)		$	11,731
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 28,095		
NET CAPITAL	$ 16,731		1.68

The accompanying notes are an integral part of these financial statements.

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITA, as reported in Company's Part II Focus Report (Unaudited)	$	17,177
Audit adjustments for		
Non allowable assets		-
Haircut		(446)
Various expenses		-
NET CAPITAL, per audit	$	16,731

The accompanying notes are an integral part of these financial statements.

AB WONG CAPITAL, LLC

(A Company in the Development Stage)

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

AB WONG CAPITAL, LLC

(A Company in the Development Stage)

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2009

WEI, WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS-A LIMITED LIABILITY PARTNERSHIP
133-12 39th Ave. 1st FL, Flushing, NY 11354
Tel (718)445-0753, Fax (718)359-7830

AB Wong Capital, LLC
New York, New York

In planning and performing our audit of the financial statements of AB Wong Capital, LLC(the "Company"), as of and for the year ended December 31,2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC"s above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we noted the following matter involving the control environment and its operations that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated February 23, 2010

Adjustments to the Financial Statements and Net Capital Computation

During the audit, we proposed adjustments to and disclosures in the Company's financial statements and net capital computation, which were approved by management. An effective system of internal control would have included these adjustments and disclosures.

Management Response

Management has advised us that the control deficiency that created the errors has been corrected. The Company's written response to the material weakness identified in our audit has not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wei, Wei & Co., LLP
Flushing, New York
February 23, 2010

WEI WEI CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718)445-6308
FAX.(718)445-6309

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626)282-1630
FAX.(626)282-9726

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and
Members
A B WONG CAPITAL LLC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (the "Form SIPC-7T") to the Securities Investor Protection Corporation (the "SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Colonial Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

WEI WEI & CO., LLP

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wei, Wei & Co., LLP

WEI, WEI & CO., LLP
Flushing, New York
February 23, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

065663 FINRA DEC
A B WONG CAPITAL LLC 7*7
10 CATHERINE SLIP APT 15H
NEW YORK NY 10038-1335

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

212-480-2127 ALICE BOOTE

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $________

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (________)

01/13/2009
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for __days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $________

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

A B WONG CAPITAL LLC
(Name of Corporation, Partnership or other organization)

Alice Boote
(Authorized Signature)

Dated the 24 day of JANUARY, 20 10.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9 Code 4030) $ (184)

2b Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts

(4) Interest and dividend expense deducted in determining item 2a

(5) Net loss from management of or participation in the underwriting or distribution of securities

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities

(7) Net loss from securities in investment accounts.

Total additions

2c Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products

(2) Revenues from commodity transactions

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation

(5) Net gain from securities in investment accounts (184)

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ (184)

2e. General Assessment @ .0025 $ 0

(to page 1 but not less than $150 minimum)